UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares, par value, $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,644,807
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,644,807
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,807 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Ordinary Shares are held of record by Glaxo Group Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

(2) Based on 73,698,388 shares of the Issuer’s Ordinary Shares outstanding as of October 29, 2021, as reported in the Issuer’s 10-Q filed with Securities and Exchange Commission, on November 8, 2021.

Item 1.  Security and Issuer.

This Amendment No. 8 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on March 24, 2016, as amended by Amendment No. 1 filed on May 13, 2016, Amendment No. 2 filed on February 3, 2017, Amendment No. 3 filed on April 18, 2019, Amendment No. 4 filed on February 18, 2020, Amendment No. 5 filed on February 27, 2020, Amendment No. 6 filed on June 17, 2020 and Amendment No. 7 filed on June 22, 2020 (the “Schedule 13D”) with respect to the Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Issuer”). GlaxoSmithKline plc is filing this Statement to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the outstanding Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and background67306

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President, R&D	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Harry C Dietz	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Name	Business Address	Principal Occupation or Employment	Citizenship
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Executive Director and Chief Scientific Officer and President R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US

Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Commercial Officer	Australian
Shobie Ramakrishnan	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceuticals Supply Chain	French & British

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British
Tony Wood	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Scientific Officer designate	British